Mail Stop 3561

June 1, 2010

Don Ross, President
Harbor Island Development Corp.
2275 NW 150th Street, Unit B
Opa Locka, FL 33054

> Re: **Harbor Island Development Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-166522**
> **Submitted on May 5, 2010**

Dear Mr. Ross:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Florida Secretary of State's office website indicates that Island Stuff USA, LLC's manager/member is Steve Ross. Please revise to clarify the ownership or control person of Island Stuff USA in the appropriate places in the registration statement, including the Prospectus Summary, Risk Factors, Business, Property, and Related Party sections. Please clearly indicate, if true, that Steve Ross is the brother of your sole officer and director, Don Ross. Also, please add a risk factor to discuss the risks to shareholders for any related party transaction with Island Stuff USA and the key role the distribution agreement with Island Stuff USA plays in the your business plans.

2.   We note that you have a sole officer and director, yet you often refer to your officers or directors in plural. As a nonexclusive example, please refer to pages 18 through 20. Please revise references to your current officer and director to not imply that you have more than one.

Prospectus Cover Page, page 3

3.   Please revise to disclose the date of the prospectus, as required by Item 501(b)(9) of Regulation S-K.

Prospectus Summary, page 5

4.   Please clarify here whether you have commenced operations or are still in the developmental stage. You should also clarify whether you have any revenues or income from existing products and your need further funding to develop your business plan.

Risk Factors, page 6

5.   Please remove the reference on page 10 that the "foregoing list of risk factors does not purport to be a complete explanation of the risks involved in this offering." The risk factors section should disclose all material risks.

6.   Please add a risk factor that addresses the risks associated with your liquidity and the risk that your existing capital and funding resources will be insufficient to fund your proposed operations and losses from operations.

7.   Please add a risk factor that addresses the dilution that your shareholders will incur upon purchase of your securities.

8.   Please add a risk factor to discuss your officer's lack of apparel industry expertise and your dependence on consultants as disclosed on page 5.

Use of Proceeds, page 11

9.   Please revise to reflect the $11,500 offering expenses now disclosed in the summary.

10.   We note your disclosure that the proceeds from this offering will allow you to operate for 12 months. In your Management Discussion & Analysis section that you estimate your expenses will be $100,000 in the next 12 months and you will require additional capital. Please reconcile.

11.   Please revise to clarify what you mean by your "business plan." Further, please provide further specificity for your Business Development and Working Capital expenditures, including the principal uses and dollar amounts of those uses.

12.   Please add disclosure to address the priorities of the uses of proceeds and the dollar amounts of such uses assuming you receive less than the maximum amount in the offering. Please address the sale of a nominal amount of securities up to the maximum amount.

13.   You now disclose that offering proceeds will fund 12 months of operations. If proceeds are less than the maximum, please address the time period which they will fund. Please address the range of proceeds, from nominal to the maximum amount.

Plan of Distribution, page 11

14.   Please revise to identify your transfer agent.

Dilution, page 12

15.   Please provide dilution amounts based on a range of offering proceeds, including a nominal amount of proceeds.

Description of Property, page 13

16.   Please identify who provides you office space and provide disclosure concerning this arrangement. If it is an informal arrangement, please disclose whether the owner or leaseholder of your office space may terminate this arrangement at any time. Also, please consider whether related party disclosure is required under Item 404 of Regulation S-K.

17.   Exhibit 10.2 references a Carson City, Nevada address for Harbor Island. Please clarify whether you have or had an office or operations in Carson City.

Business, page 14

18.   Please revise this section and your Prospectus Summary to clarify what operating activities you have performed as of today's date and what products you currently offer, if any. Your marketing plans and your growth strategy discussed here and in the Prospectus Summary appear to only discuss prospective plans in the future. If you are still the developmental stage with no operations, other than organizing activities, please clearly state so.

19.   In various places in the prospectus, you refer to your "Business Plan." Please
        clearly describe your business plan, including providing specific milestones for
        your business, the estimated costs associated with each milestone, and the time
        frame of each milestone. To the extent the time frame is dependent upon future
        financing, please discuss what would occur if such financing does not become
        available.

20.   In discussing your business plan, please focus on your plans for the next 12
        months and the current levels of funding from this offering. We note your
        disclosure mentions your potential business to be in wholesale, retail, distribution
        to other retailers, and web-site sales. Please revise here and your Prospectus
        Summary to indicate what activities you will be able to perform with your current
        cash position and the proceeds from the offering in the next 12 months. This
        discussion should include your use of consultants that you describe on page 5.
        Also, please clarify whether your first year of operations will primarily be
        devoted to distribute products from Island Stuff USA. In your disclosure, please
        detail how the nature and extent of your activities will vary based upon the level
        of proceeds received in the offering.

21.   To the extent any of your long terms business development plans are dependent
        on proceeds from current or future operations or future funding, please balance
        you disclosure appropriately to clearly disclose that such activities, products, or
        operations may not occur or are speculative.

22.   Please revise to provide further details of the Island Stuff USA line of products,
        including the current reach of their products, whether Island Stuff USA sells its
        products to directly to consumers, and the number of other distributors of its
        products.

23.   We note you your disclosure on page 15 and your Prospectus Summary that you
        signed a distribution agreement with Island Stuff USA on March 12, 2010, but
        you were incorporated on March 19, 2010. Please reconcile this discrepancy and
        file the executed distribution agreement with your next amendment. We also note
        that Annex A of the distribution agreement was not filed.

Management Discussion and Analysis, page 16
Liquidity and Capital Resources, page 17

24.   Please revise your Liquidity and Capital Resources discussion to discuss your
        cash needs for the next 12 months. For example, your management fees payable
        to Don Ross and notes payable to Steve Ross and Alpha Eagle Development Ltd.
        are not discussed, as you focus your discussion on your expenses in the next 12
        months. Also, please provide further details of your projected Business
        Development and Marketing & Advertising expenses, including the basis for your
        projections.

25.   We note you estimate your expenses over the next 12 months to be approximately $100,000. However, we also note from page 11 that you anticipate that the proceeds of $75,000 from the offering will allow you to operate for 12 months. Please revise to describe how you intend fund the difference.

26.   We note that there is substantial doubt regarding your ability to continue as a going concern. Please describe in detail management's plans to continue the business as a going concern and describe the consequences to your business if you are unable to raise additional financing.

Directors, Executive Officers, Promoter and Control Persons, page 18

27.   We note that Don Ross will devote 15 to 20 hours per week to Harbor Island. Please revise to clarify Mr. Ross's other business ventures that currently occupy his time. Also, please revise to describe the business operations of BDM Marketing Company and clearly indicate Mr. Ross's role with the firm (other than as a passive investor).

28.   Please revise to provide a brief description or a definition of a "Feeder Division."

Executive Compensation, page 19

29.   We note that Don Ross was issued $5,000 worth of common stock for "management fees" on March 19, 2010. Please advise us why this compensation is not listed in your summary compensation table.

30.   Please revise to disclose all material terms of your management agreement(s) with Don Ross. We note on page II-2 you refer to a management agreement dated March 19, 2010 where Don Ross was to receive 5,000,000 shares of common stock, valued at $5,000, for management services for the next 12 months. However, these terms and the disclosure on page 19 is inconsistent with Exhibit 10.1. Please revise to reconcile these discrepancies and file all management agreements as a material agreement, as required by Item 601 of Regulation S-K.

31.   Please revise to clarify whether the management agreement filed as Exhibit 10.1 has been executed and disclose when it has or will commence. Further, principal terms of Exhibit 10.1, such as sections three, four, and six, should be summarized in your prospectus, including how the conversion rate will be determined and what are the "affiliates "of Mr. Ross. Also, please consider whether any of these provisions require one or more risk factors. We may have further comment.

Director Independence, page 20

32.   Please revise to clarify whether you have compensation, audit, or nominating committees, as required by Item 407(a) of Regulation S-K.

Significant Employees, page 20

33.   On page 20, you identify Don Ross as an "independent contractor" and not an employee. In light of Don Ross's duties and your management agreement(s), please add disclosure to explain why Mr. Ross is not an employee. Further, please disclose any differences in responsibilities or liabilities as a result of his non-employee status.

Certain Relationships and Related Transactions, page 21

34.   It appears that you have several related party transactions, such as your management agreement(s), your note payable to Steve Ross, and your various transactions with Island Stuff USA. Please revise to provide the disclosure required by Item 404 of Regulation S-K.

35.   Please provide the information required by Item 404(c) of Regulation S-K.

Legal Matters, page 21

36.   Please revise to provide the information required by Item 103 of Regulation S-K. We note this section merely repeats the first paragraph of your Interests of Named Experts and Counsel section.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

37.   We note the audit report refers the Company as "an exploration stage company." Please revise to refer the Company as a development stage company.

Balance Sheet, page F-3

38.   Please present separately on the face of the balance sheet any notes payable from related parties.

Statement of Expenses, page F-4

39.   Please revise the title of this statement to Statement of Operations.

Notes to the Financial Statements, page F-7

Note 3. Note Payable, page F-9

40.   We note you disclose that both of your notes payable are due on demand.
        However we also note from page II-2 and Exhibits 10.3 and 10.4 that your notes
        are due on or before April 23, 2011 with a right of prepayment. Please revise
        your footnote to include the due date with a right of prepayment. In addition,
        disclose when you issued and received the proceeds from these notes. We also
        note from page II-2 that the $8,100 note was issued on April 23, 2010, please tell
        us why this note is classified as outstanding in your financial statements as of
        March 31, 2010 or revise.

Part II

Recent Sales of Unregistered Securities, page II-2

41.   You reference that your private sales of securities were exempt from registration
        by either Section 4(2) of the Securities Act and/or Regulation D. We note there
        are no Form D filings on Edgar. Please revise to clarify whether any of your
        private transactions were exempt pursuant to Regulation D.

Exhibits

42.   Please file your form of stock certificate pursuant to Item 601(b)(4) of Regulation
        S-K.

Exhibit 5.1

43.   We note your legal opinion disclaims opining on any laws except for the Nevada
        Revised Statutes. Please resubmit a legal opinion that clarifies that counsel is also
        opining on Nevada corporate law, including relevant case law. Further, please
        clarify that the opinion addresses the Nevada constitution, or explain why Nevada
        corporate law does not encompass the Nevada constitution.

Exhibit 23.1

44.   We note that the consent of your independent registered public accounting firm
        refers to your financial statements as of June 30, 2009 which are not included in
        the filing. The consent should refer to financial statements included in the filing.
        Please advise your accountants and file an appropriately revised consent.

Closing comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Steve Lo (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at(202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Wade Huettel, Esq.
        Fax: (619) 330-1888